Exhibit 99.6

To Our Shareholders

This fiscal quarter is highlighted by advancement of our multiple programs in development. The two large Phase 2 studies of our lead neuropsychiatric drug candidate, ELND005, in bipolar disorder and agitation and aggression associated with Alzheimer’s disease are continuing to progress toward completion. Our lead metabolic drug candidate, TT401, is in preparation for a large Phase 2 clinical study to be performed by our partner Lilly. The Company has also been diligently performing activities to commence clinical studies with the osteoarthritis drug candidate, TT601.

Pipeline Review

ELND005 – Neurological Disorders:

During the quarter, the acquisition of Elan Pharmaceuticals was completed by Perrigo Company (“Perrigo”). There are two large Phase 2 studies of ELND005 underway, each to enroll approximately 400 subjects. The first is a 400 patient study to evaluate ELND005 as an adjunctive maintenance therapy for bipolar disorder. The second is a 400 patient study to treat agitation and aggression in moderate to severe Alzheimer’s disease patients. Each of these studies has engaged more than 60 clinical sites worldwide to identify and enroll patients. As well, there is a Phase 2A study in 24 young adults with Down syndrome to evaluate the safety and pharmacokinetics of ELND005 and follow selected cognitive and behavioral measures.

In November at the Clinical Trials in Alzheimer’s Disease (“CTAD”) scientific conference, there was an oral and two poster presentations presented featuring ELND005. These presentations had data relating to the dose selection for the bipolar clinical study, MRI results from the previous Phase 2 study, and the effect of ELND005 on a social withdrawal animal model. The conference also had a significant focus on the development of therapies to treat the neuropsychiatric symptoms associated with Alzheimer’s disease and discussed myo-inositol as a mechanism of action of neuropsychiatric changes.

In July 2013, ELND005 was granted “Fast Track” status by the FDA as the program for agitation and aggression in Alzheimer’s disease met the agency’s criteria of a therapy to treat a serious condition and fill an unmet clinical need. The Phase 2 studies in bipolar disorder and agitation and aggression will generate robust data sets that can provide important clinical evidence to advance ELND005 toward approval.

TT401 –Type 2 Diabetes:

Last year, Transition announced the results of a clinical study of TT401 in obese patients with type 2 diabetes. In the clinical study, subjects received TT401 or placebo once weekly over a five week period. TT401-treated patients in the three highest dose groups experienced statistically significant reductions in mean fasting plasma glucose relative to placebo. Statistically significant mean body weight reduction relative to baseline also occurred in the three highest dose groups. In addition, TT401 demonstrated an acceptable safety and tolerability profile at all doses evaluated in diabetic and non-diabetic obese subjects.

Following this clinical study, our partner Lilly exercised their exclusive right to license back the TT-401 drug candidate for development and commercialization. Since that time, we have been very encouraged by the strong support and commitment that Lilly has shown in preparing TT401 for a large Phase 2 study. We have been pleased with the constructive and productive relationship that Transition has forged with Lilly. Building on our work with the TT-401 drug candidate, we have entered into a partnership with Lilly for osteoarthritis drug candidate TT601. Transition would certainly welcome continuing this relationship should there be an opportunity in the future.

TT601 for Osteoarthritis:

Osteoarthritic pain affects many older individuals as there is a degeneration of their joint tissue. This degeneration leads to painful bone-on-bone contact within the joint, as the cartilage that usually cushions movement has deteriorated. There are the limited options to find pain relief for those who suffer with osteoarthritis. Mild to moderate pain can be addressed through the administration of acetaminophen (“Tylenol”) or non-steroidal anti-inflammatory drugs (“NSAIDs”). However a proportion of patients do not respond well to these therapies, or can’t tolerate them, reducing their pain relief options. In addition with chronic use, these therapies can lose their effectiveness in providing relief. When patients reach this stage, the next set of therapeutics available include narcotics and opioids which have a much stronger effect, but can lead to difficult adverse events.

With this challenge in the treatment of patients who do not respond well to NSAIDs and acetaminophen, Transition is developing a potential new alternative therapy. TT601 is a drug candidate that is a potent and selective ligand for a novel nuclear receptor target. This drug candidate would be administered as a once-daily oral compound to provide pain relief through a separate mechanism of action from the current standard of care.

Our development team has been working diligently to complete the activities necessary to advance TT-601 into clinical studies. Progress is on schedule and the expectation is that TT-601 will commence Phase 1 studies in the first half of calendar 2014.

OUTLOOK

As we look ahead, there are upcoming clinical development milestones for our key therapeutic programs. For ELND005, both Phase 2 studies in agitation and aggression for AD and bipolar disorder are actively enrolling patients across multiple clinical sites. Data from these studies will be important as ELND005 advances forward in development. For TT401, Lilly has been preparing for a Phase 2 efficacy study in type 2 diabetes patients in the near future. Internally, the Transition development team is advancing the TT601 drug candidate toward clinical studies in the first half of calendar 2014. Building on our pipeline, Transition is also pursuing additional potential programs to expand the number of product opportunities in development.

We appreciate the continued support of our shareholders and look forward to providing an update on the progress of these programs in the coming year.

Dr. Tony Cruz
Chairman and CEO
Transition Therapeutics Inc.